SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

First Press Release

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) EXTENDS CONSENT SOLICITATION TO 29 APRIL 2005

14 April 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) announced today that it is extending its pending solicitation of consents (the “Solicitation”) from holders of its 9.125% Senior Secured Notes due 2009 (the “Secured Notes”) to (a) certain amendments and waivers (the “Proposed Amendments and Waivers”) of the terms in the Indenture governing the Secured Notes (the “Indenture”) and (b) the foregoing (the “Agreement”) of their right to participate in any change of control offer set out in Section 1015 of the Indenture occasioned by a restructuring of its ultimate parent Concordia Bus AB as outlined in the Indicative Terms publicly announced on 16 March 2005.

Under the extended deadline, all holders of Secured Notes who submit valid and unrevoked consents prior to 5:00 P.M. London time on Friday, 29 April 2005, will receive the consent fee of €5 per €1,000 of the principal amount of Secured Notes for which they deliver valid and effective consents, subject to the terms and conditions of the Solicitation.

Holders who have previously delivered consents need not take any further action in order to receive the consent fee.

Nordic is not amending the Proposed Amendments and Waivers or the Agreement.

To date, Nordic has received consents for 23% aggregate principal amount of the Secured Notes.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:
Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square

London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:

Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

Second Press Release

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) ANNOUNCEMENT

14 April 2005 — Concordia Bus Nordic AB (the "Company") is pleased to announce that it is now engaged in constructive discussions with an ad hoc group of Senior Noteholders which hold a majority of the Senior Notes (the "ad hoc group").

The Company and the ad hoc group have held an initial meeting and since then Close Brothers and Bingham McCutchen as the financial and legal advisers respectively to the ad hoc group have been carrying out due diligence in co-operation with the Company's management.

The ad hoc group have confirmed that they wish, as Senior Noteholders, to be supportive of the Company in any steps that it may pursue in conjunction with its creditors to strengthen its finances and have accordingly instructed their advisers to assess how best the Company's finances could be strengthened.

The Company regards the preliminary indications it has received from the ad hoc group as encouraging and has decided to extend the deadline for expiry of the consent solicitation to 29 April 2005.  In the meantime and in parallel the Company understands that its ultimate parent Concordia Bus AB (publ) plans to continue its consultation with the subordinated noteholders and their advisers with a view to making a further announcement of progress as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: April 14, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer